Exhibit 99.1

First Mining Options Additional Land Package Near Springpole Gold Project

VANCOUVER, BC, April 29, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that the Company has entered into an earn-in agreement with Whitefish Exploration Inc. ("Whitefish") pursuant to which First Mining may earn, over the course of two stages and over a period of five years, up to a 100% interest in Whitefish's Swain Lake property (the "Swain Lake Property") located in northwestern Ontario.  First Mining will have the option to earn an initial 70% interest in the Swain Lake Property by making cash payments totaling $200,000, and share payments totaling $425,000, to Whitefish, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first 3 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold, through its wholly-owned subsidiary Gold Canyon Resources Inc. ("Gold Canyon"), a 70% interest in the Swain Lake Property, and will have an additional period of 2 years within which to acquire the remaining 30% of the property by paying $1 million to Whitefish and issuing $1 million worth of First Mining shares to Whitefish.  In the event the second stage of the earn-in is not completed, Whitefish and Gold Canyon will enter into a joint venture agreement with respect to the Swain Lake Property.

The Swain Lake Property comprises of 82 single cell mining claims covering 1,640 hectares. It is located approximately 2 km from First Mining's western-most property boundary at its Springpole Gold Project ("Springpole") and immediately to the east of the Swain Post property (as announced on March 1, 2021, First Mining has signed a three-year option agreement with Exiro Minerals Corp. ("Exiro"), the owner of the Swain Post property, pursuant to which First Mining may acquire a 100% interest in the Swain Post property by making future cash and share payments to Exiro, and completing all assessment work requirements on the property, during the term of the option).

"We are very excited to continue consolidating highly prospective mineral tenure near our Springpole Gold Project," stated Dan Wilton, CEO of First Mining. "Over the last couple of months, First Mining has added a further 6,200 hectares to our land package in the Birch-Uchi greenstone belt and we look forward to surfacing value in this under-explored region.  The Swain Lake Property is host to encouraging, high-grade gold occurrences identified during earlier work programs, and is adjacent to the past-producing, high-grade Sol D'or mine.  We will be incorporating this property in our regional and targeted exploration programs in the next twelve months."

Location of the Swain Lake Property and the Springpole Gold Project:

Location of the Swain Lake Property and the Springpole Gold Project: (CNW Group/First Mining Gold Corp.)

The Swain Lake Property has seen limited historical exploration work for both precious and base metals.  A number of parties have completed work on the property including Asarco, Merrex Gold, Falconbridge, and most recently, Fronteer Gold in 2003 and 2004.  The property is located in the Birch-Uchi greenstone belt within the Uchi geological subprovince and is comprised of volcanic and metasedimentary successions similar to those in the contiguous Red Lake greenstone belt.  The Springpole deposit is located approximately 16 km to the northwest, and the winter road used to access Springpole passes through the western end of the Swain Lake Property.  First Mining intends to undertake regional data compilation and more detailed field exploration in the next twelve months.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) future cash and share payments to Whitefish during the course of the earn-in period for the Swain Lake Property; (ii) First Mining incurring at least $500,000 worth of exploration expenditures on the Swain Lake Property during the earn-in period; (iii) the Company's plans to undertake regional data compilation in the area around Springpole and to incorporate the Swain Lake Property in its regional exploration programs in the next twelve months; (iv) the success of any regional exploration programs; (v) First Mining's focus on developing and permitting Springpole; and (vi) the timing for the submission of an EIS for Springpole. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 08:00e 29-APR-21